Exhibit 1.02

TASER INTERNATIONAL, INC

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

Company Overview

TASER International, Inc. (the “Company” or “TASER” or “we” or “our”) is a developer and manufacturer of advanced conducted electrical weapons (“CEWs”) designed for use in law enforcement, federal, military, corrections, private security and personal defense. In addition, the Company has developed full technology solutions for the capture, storage and management of video/audio evidence as well as other tactical capabilities for use in law enforcement.

Conflict Minerals Policy

TASER International supports and respects the protection of internationally proclaimed human rights for all, including the basic human rights of our employees and workers within our supply chain. TASER is committed to respect for human rights and fair labor practices.

Coinciding with this commitment, TASER is concerned about human rights violations, labor abuses and environmental degradation, which we understand are occurring in the Democratic Republic of the Congo and adjoining countries (the “DRC region”) as a result of the civil discord there. We understand that the armed groups responsible for the conflict in the DRC region may be directly or indirectly financed by the mining and trade in certain “conflict minerals,” as defined in paragraph (d)(3) of Item 1.01 of Form SD, and which include tin, tungsten, tantalum and gold.

As a result of the concern around human rights violations, the U.S. Securities and Exchange Commission adopted final rules to implement reporting and disclosure requirements related to conflict minerals, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require public manufacturing companies to disclose whether the products they manufacture or contract to manufacture contain conflict minerals that are “necessary to the functionality or production” of those products and to conduct certain diligence and make certain disclosures regarding such minerals. Tin, tungsten, tantalum and gold are necessary to the functionality of a variety of TASER’s products.

Using a documented reasonable process, we are working diligently with our suppliers to determine the presence and origin of conflict minerals in our supply chain. Recognizing the complexity of this issue, TASER appreciates the need for broad collaboration with our suppliers throughout this process. In furtherance of our commitment to conduct our business worldwide with respect for human rights, we:

•	expect our suppliers to source materials from suppliers who also source responsibly, including, but not limited to, from legitimate, conflict-free mines in the DRC region;

•	expect our suppliers to conduct the necessary due diligence and provide us with proper verification of the country of origin and source of the materials used in the products they supply to TASER; and

•	reserve the right to verify information received from our suppliers.

Based on the information learned through our due diligence efforts, we hope to make important progress toward ensuring responsible mineral sourcing throughout our supply chain and improved transparency for our investors and customers.

For the year ended December 31, 2013, TASER has determined that substantially all TASER manufactured finished goods products contain “conflict minerals” which are necessary to the functionality of the products. Further, TASER has determined that its products containing conflict minerals each have the status as of December 31, 2013 of DRC conflict undeterminable due to the low response rate from suppliers and indication, from those suppliers who did respond, a lack of knowledge on the issue. Given that the Company’s products are DRC conflict undeterminable as of December 31, 2013, the countries of origin of the conflict minerals as well as the locations of the processing facilities are also unknown. TASER formally questioned its suppliers in regards to the country of origin of the “conflict minerals” and all responses indicated either (i) a lack of knowledge due to in-process due diligence efforts or (ii) a refusal to comply with our request for information.

2013 Due Diligence Efforts

TASER undertook reasonable country of origin and due diligence efforts in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the calendar year ending December 31, 2013. Please refer to Rule 13p-1 and Form SD for the definitions of certain terms used in this filing, unless otherwise defined herein. Under these rules, TASER conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals in its products originated in the DRC region or were from recycled or scrap sources. Based on this inquiry, the Company was unable to determine the origin of the conflict mineral in its products. The Company then exercised due diligence on the source and chain of custody of its conflict minerals in accordance with a nationally or internationally recognized due diligence framework and again was unable to determine the source of the conflict minerals used in its products, necessitating this Conflict Minerals Report.

The good faith due diligence process that TASER undertook was designed in accordance with the Organization for Economic Cooperation and Development (OECD) which provides practical guidance to companies throughout the supply chain on a set of actions that can be taken to ensure responsible due diligence. Aligning with the OECD’s diligence framework, the steps that TASER implemented were as follows:

Step 1: Establish Strong Corporate Management Systems

•	TASER assigned accountability for the compliance efforts to a cross-functional team of Legal, Supply Chain, Engineering and Finance personnel and established a Conflict Minerals Policy which was subsequently posted on the Investor Relations website.

•	We notified all of our direct suppliers of our intent to comply with Rule 13p-1 and that we expect them to comply with our due diligence inquiries. We also informed these suppliers that our sourcing decisions may change as a result of our due diligence and their cooperation. TASER’s supplier policy and guides were also subsequently updated.

•	We created a listing of all TASER products and their subsequent bill of materials (“BOM”) components. Products for which TASER is not the manufacturer, and therefore is only a third-party reseller, were excluded. These products include holsters, sunglasses, Apple touch devices and promotional items such as t-shirts and hats. It was then determined if conflict minerals (defined as gold, wolframite, cassiterite, columbite-tantalite, tin, tungsten or tantalum) are within any BOM item for a TASER product. If, the answer was “yes,” our Engineering personnel then evaluated whether that material was necessary for the functionality of the product. In 2013, it was determined that 857 unique item numbers required further inquiry to the supplier level.

•	For those products in which conflict mineral(s) were present, a list of direct suppliers who source those components to TASER was gathered (“identified suppliers”). In 2013, 72 identified suppliers were contacted for further information regarding their products.

Step 2: Identify and Assess Risk in the Supply Chain

•	We sent letters to the identified suppliers from the respective Supply Chain contacts informing the supplier of TASER’s conflict minerals policy, requesting the supplier to fill out a template provided by TASER, which is based on the Electronic Industry Citizenships Coalition (“EICC”) standard reporting template and requested them to sign an affidavit of their good-faith efforts to provide the necessary information.

•	Responses were reviewed for completeness and content. For non-responses, in year one, TASER created a policy of one follow-up request for information. In 2013, we had 42 suppliers who did not comply with our requests for information. It is TASER’s goal to continuously improve the response rate from suppliers in our effort to ensure that we are sourcing all materials responsibly.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	TASER understands our assessment of risk to be an evolving process as more information is made available to our suppliers and to us from all parties involved in the validation process. Therefore, our strategy is purposefully dynamic, to allow for continued development and improvement. That being said, our goals for risk assessment in years two and three are:

•	Identify and consider, to the extent feasible, alternative suppliers for materials for which the supplier is uncooperative towards our goal of responsibly sourcing conflict minerals.

•	Develop chain of custody requirements for all incoming materials containing a conflict mineral.

Step 4: Third-party Audit of Smelter’s/Refiner’s Due Diligence Processes

•	TASER has identified plans for full supply chain map creation during years two and three. It is TASER’s intention to require suppliers to use only metals that have been procured through validated supply chains, so as to ensure that they have not, at any point, financed conflict in the Democratic Republic of the Congo or adjoining countries.

Conclusion

TASER is hopeful that each year, the reasonable country of origin inquiry will be more complete than the last as standards, processes and education are communicated in a robust and global fashion. TASER continues to support and respect the protection of internationally proclaimed human rights for all, including the basic human rights of our employees and workers within our supply chain. TASER remains committed to respect for human rights and compliance with applicable laws and fair labor practices.